UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375106

(CUSIP Number)

David Rattner
110 East 59th Street, 27th Floor
New York, NY 10022
(212) 634-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 629375106
Page: Page 2 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,021,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,021,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,021,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 3 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 4 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 5 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 6 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 7 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 8 of 20

1	NAMES OF REPORTING PERSONS JFL-SES (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 9 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 10 of 20

1	NAMES OF REPORTING PERSONS JFL AIV Investors III-JA, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,021,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,021,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,021,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON PN

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 11 of 20

1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

*	Represents less than 1%.

CUSIP: 629375106

Page: Page 12 of 20

1	NAMES OF REPORTING PERSONS JFL-NRCG Annex Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * (3)
14	TYPE OF REPORTING PERSON PN

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00 % Series A Convertible Cumulative Preferred Stock, $0.0001 per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

*	Represents less than 1%.

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1	NAMES OF REPORTING PERSONS JFL GP Investors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,380,153
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,380,153
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,380,153 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 23,021,521 shares of NRC Group Holdings Corp. (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes (A) 165,568 shares of the Issuer’s Common Stock and (B) 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, Ultimate GP III. The conversion rate of the Series A Convertible Preferred Stock is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL Equity Investors IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL GP Investors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Schedule 13D, filed with the Securities and Exchange Commission on October 29, 2018 (the “Original Schedule 13D”), relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of NRC Group Holdings Corp., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Original Schedule 13D is hereby amended and supplemented as follows.

The responses to Items 4 and 6 of the Original Schedule 13D are incorporated herein by reference.

Shares Held of Record by JFL Partners

On October 17, 2018 (the “Closing Date”), the Issuer consummated the acquisition (the “Business Combination”) of all of the issued and outstanding membership interests of NRC Group Holdings, LLC from JFL Partners, in accordance with the Purchase Agreement, dated as of June 25, 2018, and amended as of July 12, 2018 (the “Purchase Agreement”), between Hennessy Capital Acquisition Corp. III (“Hennessy Capital”) and JFL Partners. Pursuant to the Purchase Agreement, the total purchase price of $394.7 million was paid to JFL Partners in a combination of cash ($170.9 million) and in shares of the Issuer’s Common Stock (21,873,680 shares of Common Stock valued at a total of $223.7 million). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from Hennessy Capital Acquisition Corp. III to NRC Group Holdings Corp.

Pursuant to Sections 5.18(a) and 5.18(e) of the Purchase Agreement, JFL Partners became entitled to a payment of $10.0 million (the “Payment”) on April 26, 2019, upon the consummation of the Potential Acquisition (as defined in the Purchase Agreement). Pursuant to the Purchase Agreement, the Payment could be made in cash, Common Stock, or any combination thereof, at the Issuer’s option. Following the consummation of the Potential Acquisition on May 10, 2019, the Issuer’s board (upon the election and recommendation of the disinterested directors not associated with entities affiliated with JFL Partners) authorized that the Payment be made entirely in Common Stock. The number of shares of Common Stock issuable under the Payment was determined pursuant to a formula set forth in the Purchase Agreement, which provided that the value of each share of Common Stock issued pursuant to the Payment was an amount equal to the volume-weighted average price per share of Common Stock on the NYSE American LLC for the five consecutive trading days preceding (but not including) the closing of the Potential Acquisition (which in this case was April 26, 2019). Accordingly, the value of each share of Common Stock issued was $8.712, and the total number of shares being issued was 1,147,841 shares of Common Stock. JFL Partners’ right to receive additional shares of Common Stock pursuant to the Payment became fixed and irrevocable on October 17, 2018, the effective date of the Business Combination, subject only to consummation of the Potential Acquisition.

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Shares Held of Record by JFL-NRCG III and JFL-NRCG IV

Concurrently with the execution of the Purchase Agreement, Hennessy Capital and its sponsor, Hennessy Capital Partners III LLC (“HCAC Sponsor”), entered into that certain Subscription Agreement (the “JFL Subscription Agreement”), with J.F. Lehman & Company, LLC (“JFLCo”), which provided that JFLCo or one or more of its affiliated investment funds may elect (i) to purchase from the Issuer (A) up to 300,000 newly issued shares of the Issuer’s 7.00% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”) for an aggregate purchase price of approximately $29.1 million and (B) up to 1,951,220 newly issued shares of Common Stock for an aggregate purchase price of approximately $20.0 million and (ii) in connection with any such purchase, receive from HCAC Sponsor 106,953 additional shares of Common Stock, for no consideration, in accordance with the terms of the JFL Subscription Agreement. JFLCo elected to exercise its rights under the JFL Subscription Agreement in full through JFL-NRCG III and JFL-NRCG IV. On the Closing Date, and pursuant to the JFL Subscription Agreement, JFL-NRCG III acquired (a) from the Issuer (1) 24,133 shares of Series A Convertible Preferred Stock and (2) 156,964 shares of Common Stock for an aggregate purchase price of approximately $3.95 million and (b) 8,604 shares of Common Stock for no consideration from HCAC Sponsor. On the Closing Date, and pursuant to the JFL Subscription Agreement, JFL-NRCG IV acquired (a) from the Issuer (1) 275,867 shares of Series A Convertible Preferred Stock and (2) 1,794,256 shares of Common Stock for an aggregate purchase price of approximately $45.15 million and (b) 98,349 shares of Common Stock for no consideration from HCAC Sponsor.

The Series A Convertible Preferred Stock is convertible at any time, at the holder’s election, subject to the terms and provisions of the Certificate of Designation. The Series A Convertible Preferred Stock is initially convertible into Common Stock at a conversion rate equal to the quotient of (1) the liquidation preference ($100.00 per share) divided by (2) the base conversion price (currently $12.50), subject to customary adjustments.

References to, and descriptions of, the Purchase Agreement and the JFL Subscription Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of each of the Purchase Agreement and the JFL Subscription Agreement, which are included as Exhibits 2.1, 2.2 and 10.1, respectively, to the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) to the Original Schedule 13D are hereby amended and supplemented as follows.

The responses set forth on rows 7 through 13 of the cover pages of this Amendment, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 38,050,385 shares of Common Stock issued and outstanding. As applicable, the Reporting Persons have included the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock as required by Section 13d-3 of the Exchange Act. The Reporting Persons have sole voting power and sole dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

For illustrative purposes only, entities affiliated with JFLCo beneficially own in the aggregate, 27,479,694 shares of Common Stock, which represents beneficial ownership of approximately 67.9%.

(c) – Except as set forth in this Amendment, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit hereto:

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019	JFL-NRC-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-NRC Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-NRC (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-NRC Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-SES Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-SES (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-SES Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

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Dated: May 17, 2019	JFL AIV Investors III-JA, L.P.
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: May 17, 2019	JFL GP Investors III, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: May 17, 2019	JFL GP Investors IV, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: May 17, 2019	JFL Equity Investors IV, L.P.
By: JFL GP Investors IV, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: May 17, 2019	JFL-NRCG Holdings III, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-NRCG Holdings IV, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: May 17, 2019	JFL-NRCG Annex Fund, LP
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner